SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 000-21742

                   Acergy S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                        England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated January 3, 2011, whereby Acergy S.A. (the “Company”) and Subsea 7 Inc. announced today that the combination between the parties is expected to be completed on January 7, 2011.

In light of this, the following is announced:

After completion the new company will be known as Subsea 7 S.A. and the restated Articles of Incorporation approved by Acergy’s shareholders on November 9, 2010 and the appointment of the new Board of Directors of Subsea 7 S.A. will become effective.

The completion of the combination is expected to take place following the closing of the Oslo Børs on Friday January 7, 2011.  As a result, the first day of trading in Subsea 7 S.A. shares will be Monday January 10, 2011. Consequently, Friday January 7, 2011 will be the last day that the Subsea 7 Inc. shares will trade. Following the closing of the Oslo Børs on Friday January 7, 2011 the shares of Subsea 7 Inc. will be delisted and will cease to trade on Oslo Børs.

Each Subsea 7 Inc. shareholder will receive Subsea 7 S.A. shares based on their shareholdings registered at the Norwegian Central Securities Depository (“VPS”) on January 7, 2011, that is, reflecting trading undertaken on January 4, 2011 with settlement on a T+3 basis. Investors purchasing shares in Subsea 7 Inc. on or after January 5, 2011 will receive settlement in shares of Subsea 7 S.A. Likewise, investors purchasing Acergy's American Depositary Shares (“ADSs”) on the NASDAQ Global Select Market on or after January 5, 2011 will receive settlement in ADSs of the same Company which will have the name of Subsea 7 S.A.

One share in Subsea 7 Inc. entitles the shareholder to 1.065 Subsea 7 S.A. shares.  Fractions of shares will not be issued. Fractional shares will be aggregated into whole shares and sold in the market. The net cash proceeds, i.e. the selling price after deduction of costs in connection with the transaction, will be distributed proportionally among those shareholders entitled to fractions.

Subsea 7 S.A. shares will be delivered to Subsea 7 Inc. shareholders via the VPS on January 12, 2011 and will be available in investors’ accounts on January 13, 2011. Any relevant cash proceeds for fractions of shares are expected to be paid in January 2011.

The completion of the combination may trigger filing obligations in accordance with the Luxembourg Transparency Law and the US Securities Exchange Act of 1934 by Subsea 7 S.A. shareholders who individually or as a group, beneficially own 5% or more of the shares of Subsea 7 S.A. or who reach or exceed other legal thresholds as a result of the combination. These filing obligations will also require existing shareholders who fall below such thresholds or experience a material change in their existing holdings (which could include a change of as little as 1%) as a result of the combination to promptly amend these filings to update beneficial ownership information. Subsea 7 S.A. will notify shareholders holding 5% or more of the company's shares according to information available in the VPS on January 10, 2011. Holders of Subsea 7 S.A. shares are advised to consult their own legal counsel for a detailed description of the regulations related to such filing obligations.

Following completion, the ticker symbol for Subsea 7 S.A.’s ADSs on the NASDAQ Global Select Market will change to SUBC.  The ISIN code for Subsea 7 S.A.’s ADSs will change to US8643231009. The CUSIP for Subsea 7 S.A.’s ADSs will change to 864323100.

Following completion, the ticker symbol for Subsea 7 S.A.’s shares on Oslo Børs will change to SUBC.  The ISIN code for the Issuer’s shares on Oslo Børs will remain LU0075646355.

Further announcements are expected to be published on January 7, 2011 confirming the completion of the combination and on January 10, 2011 confirming the first day of trading of Subsea 7 S.A.’s shares and ADSs and other matters.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release and exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the expected date and time of completion, the expected changes to Acergy’s name, Articles of Incorporation and Board of Directors and the timing thereof, the date Subsea 7 S.A. shares are expected to begin trading, the date Subsea 7 Inc. shares are expected to cease trading and the date and time of delisting the Subsea 7 Inc shares, expected settlement of trades in Subsea 7 Inc. shares and Acergy ADRs and the timing thereof, statements as to the treatment of fractional shares in the combination, the method and timing for delivery to Subsea 7 Inc.’s shareholders of Subsea 7 S.A. shares and cash in lieu of fractional shares, statements as to the potential filing obligations under the Luxembourg Transparency Law and the US Securities Exchange Act of 1934, statements as to the expected ticker symbol, CUSIP number and ISIN code for Subsea 7 S.A.’s ADSs and common shares and statements as to the expected timing and content of further announcements regarding the completion of the combination.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Subsea 7 or Acergy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: January 3, 2011	By:	/s/ Jean Cahuzac
Name: Jean Cahuzac
Title: Chief Executive Officer